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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                          ____________________________
                                  Schedule TO
           Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                    Of the Securities Exchange Act of 1934
                         ____________________________
                            Rare Medium Group, Inc.
        (Name of Subject Company (Issuer) and Filing Person (Offeror))
                         ____________________________
                    Common Stock, par value $0.01 per share
                        (Titles of Class of Securities)
                         ____________________________
                                   75382N109
                     (CUSIP Number of Class of Securities)
                          ____________________________

                             Robert C. Lewis, Esq.
             Senior Vice President, General Counsel and Secretary
                            Rare Medium Group, Inc.
                        19 West 44th Street, Suite 507
                           New York, New York 10036
                                (212) 730-7540
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                                      and
                Communications on Behalf of the Filing Persons)
                         ____________________________
                                   Copy To:

                          Gregory A. Fernicola, Esq.
                   Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                           New York, New York 10036
                                (212) 735-3000

                           CALCULATION OF FILING FEE
=======================================|========================================
    Transaction Valuation*             |        Amount of Filing Fee**
---------------------------------------|----------------------------------------
         $2,500,000                    |                $203.00
=======================================|========================================
* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 2,500,000 shares of common stock of Rare Medium Group, Inc. at the tender offer price of $1.00 per share of common stock.
** The amount of the filing fee, calculated in accordance with the Securities
   Exchange Act of 1934, equals 0.0000809 of the transaction valuation.
|_|Check the box if any part of the fee is offset as provided by Rule
   0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   Amount Previously Paid: Not Applicable           Filing Party: Not Applicable
   Form or Registration No.:  Not ApplicableDate    Filed: Not Applicable

|_|Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|_| third-party tender offer subject to Rule 14d-1.
|x| issuer tender offer subject to Rule 13e-4.
|_| going-private transaction subject to Rule 13e-3.
|_| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

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           This Tender Offer Statement on Schedule TO relates to the offer by
Rare Medium Group, Inc., a Delaware corporation ("Rare Medium" or the "Company"), to purchase shares of its voting common stock, $0.01 par value per share (the "Common Stock"). Rare Medium is offering to purchase up to 2,500,000 shares at a price of $1.00 per share, net to the seller in cash, without interest. Rare Medium's offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 13, 2003 ("Offer to Purchase") and in the related Letter of Transmittal ("Letter of Transmittal") which, as amended or supplemented from time to time, together constitute the offer. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934.

           All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, except as otherwise set forth below.

ITEM 1.      Summary Term Sheet.

           The information set forth in the "Summary Term Sheet" of the Offer to Purchase is incorporated herein by reference.

ITEM 2.      Subject Company Information.

           (a) The name of the subject company is Rare Medium Group, Inc., a Delaware corporation. The address of the Company's principal executive offices is 19 West 44th Street, Suite 507, New York, New York 10036. The Company's telephone number is (212) 730-7540.

           (b) This Schedule TO relates to the Company's voting common stock, par value $0.01 per share, of which there were 7,039,758 shares issued and outstanding as of February 28, 2003. The information set forth in the section of the Offer to Purchase titled "Introduction" is incorporated herein by reference.

           (c) The information set forth in the section of the Offer to Purchase titled "Price Range of Shares" is incorporated herein by reference.

ITEM 3.      Identity and Background of Filing Person.

           Rare Medium is the filing person and subject company. The business address and telephone number of Rare Medium are set forth under Item 2(a) of this Schedule TO.

           Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of Rare Medium:


           Glenn S. Meyers       Chairman and Chief Executive Officer
           Jeffrey A. Leddy      President and Chief Operating Officer
           Robert C. Lewis       Senior Vice President, General Counsel and Secretary
           Craig C. Chesser      Senior Vice President Finance and Treasurer
           Michael A. Hultberg   Senior Vice President and Controller
           Jeffrey M. Killeen    Director
           William F. Stasior    Director


                                      1

           Andrew D. Africk      Director
           Marc J. Rowan         Director
           Michael S. Gross      Director

           The business address and telephone number for all of the above directors and executive officers are c/o Rare Medium Group, Inc., 19 West 44th Street, Suite 507, New York, New York 10036 and (212) 730-7540.

           The following persons may be deemed to be affiliates of Rare
Medium:

             Apollo Investment
             Fund IV, L.P.
             Apollo Overseas
             Partners IV, L.P.
             AIF/RRRR LLC
             AP/RM Acquisition, LLC

           The business address and telephone number for Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., AIF/RRRR LLC and AP/RM Acquisition, LLC (collectively, the "Apollo Stockholders") are Two Manhattanville Road, Purchase, New York 10577 and (914) 694-8000.

           Messrs. Africk, Rowan and Gross, directors of the Company, are principals of Apollo Advisors IV, L.P, which together with an affiliated investment manager, serves as the manager of each of the Apollo Stockholders. Messrs. Africk, Rowan and Gross disclaim beneficial ownership of shares held by the Apollo Stockholders.

ITEM 4.    Terms of the Transaction.

           (a) The information set forth in the sections of the Offer to Purchase titled "Summary Term Sheet," "Introduction," "Number of Shares; Purchase Price Proration," "Procedures for Tendering Shares," "Withdrawal Rights," "Purchase of Shares and Payment of Purchase Price," "Conditional Tender of Shares," "Conditions of the Offer," "Extension of the Offer; Termination; Amendment" and "Certain U.S. Federal Income Tax Consequences" is incorporated herein by reference.

           (b) Rare Medium has been advised that none of its directors, executive officers or affiliates intend to tender their shares of Common Stock in the offer.

ITEM 5.      Past Contacts, Transactions, Negotiations and Agreements.

           The description of the original investment in Rare Medium by the Apollo Stockholders contained in Rare Medium's Definitive Proxy Statement for the Annual Meeting of Stockholders held on August 19, 1999 (the "1999 Proxy Statement") is incorporated herein by reference. Such description is qualified in its entirety by the text of the Amended and Restated Securities Purchase Agreement among Rare Medium and the Apollo Stockholders, dated as of June 4, 1999 (the "1999 Securities Purchase Agreement"), the terms of Rare Medium's Series A Preferred Stock contained in Rare Medium's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation") and the text of the Series 1-A Warrants and Series 2-A Warrants (collectively, the "Warrants") purchased by the Apollo Stockholders. The 1999 Proxy Statement, the 1999 Securities Purchase Agreement, the Certificate of Incorporation and the Series 1-A and 2-A Warrants are filed as Exhibits (d)(1), (d)(2), (d)(3), (d)(4),
(d)(5) and (d)(6) hereto, respectively.

           The description of a subsequent investment in Rare Medium by the Apollo Stockholders, the description of various modifications of the terms of the original investment and the description of related agreements contained in
Item 3 of Rare Medium's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission ("SEC") on April 9, 2002 (the "Schedule 14D-9") are incorporated herein by reference. Such descriptions are qualified in their entirety by the text of the Investment Agreement among Rare Medium and the Apollo Stockholders, dated April 2, 2002 (the "2002 Investment Agreement") and the Stipulation of Settlement in the matter of In Re Rare Medium Group, Inc. Shareholders Litigation, Consolidated C.A. No. 18879 NC (the "Stipulation of Settlement"). The Schedule 14D-9, the 2002 Investment Agreement and Stipulation of Settlement are filed as Exhibits
(d)(7), (d)(8) and (d)(9) hereto, respectively.

           The Stipulation of Settlement was approved by the Delaware Court of Chancery on December 2, 2002. In connection with the settlement agreement, the Company effectuated a one for ten reverse stock split and completed a rights offering in July 2002, and the Apollo Stockholders completed a limited tender offer in May 2002, among other things.

           With court approval of the settlement agreement, Warrants held by the Apollo Stockholders to purchase 275,245 shares of Common Stock have been cancelled, and the dividends on the Series A Preferred Stock will continue to be paid in the form of additional shares of preferred stock in lieu of cash through September 30, 2004. Such dividends would have otherwise become payable in cash at the option of the Apollo Stockholders beginning with the quarter ended September 30, 2002.

           The description of the Company's stock plans, equity plan for directors, and the stock options held by, and other agreements with, the Company's directors and officers contained in the Company's Definitive Proxy Statement for the Annual Meeting of Stockholders held on December 17, 2002, is incorporated herein by reference.

           On October 15, 2002, the Compensation Committee of the Board of Directors of the Company (the "Committee") approved certain option issuances for executive officers and directors of the Company. Mr. Leddy, the Company's President and Chief Operating Officer, was granted an option to purchase 75,000 shares of Common Stock, at an exercise price of $0.85 per share, the fair market value on the date of grant, vesting ratably annually over three years, subject to acceleration if Mr. Leddy's employment should be terminated by the Company other than for "Cause", as that term is defined in his employment agreement with the Company. In addition, each of the Company's non-employee directors was granted an option to purchase 35,000 shares of Common Stock, at an exercise price of $0.85 per share, the fair market value on the date of grant vesting annually in thirds on the anniversary of such director's service with the Company if the director was fully vested in previously granted options and otherwise vesting annually in thirds on the anniversary of the date of grant. The Committee also granted each of Messrs. Chesser, Hultberg and Lewis, an option to purchase an additional 20,000 shares of Common Stock, at an exercise price of $0.85 per share, the fair market value on the date of grant, vesting ratably annually over three years, subject to acceleration if the particular officer should be terminated by the Company other than for "Cause", as that term is defined in their respective employment agreements with the Company. Finally, the Committee approved a grant to Mr. Meyers, the Company's Chairman and Chief Executive Officer, of an option to purchase 155,000 shares of Common Stock, at an exercise price of $0.85 per share, the fair market value on the date of grant, vesting ratably annually over three years, subject to acceleration if he ceased to be an employee of the Company, other than for "Cause", as such term is defined in his employment agreement. In addition, the exercise price of Mr. Meyers remaining option was reduced to the fair market value of the Common Stock at the close of business on the date of the Committee's action.

ITEM 6.      Purposes of the Transaction and Plans or Proposals.

           The information set forth in the "Summary Term Sheet - What is the purpose of the offer?" and in the section of the Offer to Purchase titled "Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.

ITEM 7.      Source and Amount of Funds or Other Consideration.

           The information set forth in the section of the Offer to Purchase titled "Source and Amount of Funds" is incorporated herein by reference.

ITEM 8.      Interest in Securities of the Subject Company.

           The information set forth in the section of the Offer to Purchase titled "Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares" is incorporated herein by reference.

            Except as described above, to best of knowledge of the Company, no other persons specified in Instruction 1 to Item 1008(b) of Regulation M-A affected any transaction in the Common Stock during the past 60 days.

ITEM 9.      Persons/Assets, Retained, Employed, Compensated or Used.

           The information set forth in the sections of the Offer to Purchase titled "Introduction," "Purpose of the Offer; Certain Effects of the Offer" and "Fees and Expenses" is incorporated herein by reference.

ITEM 10.    Financial Statements.

           Not applicable.

ITEM 11.    Additional Information.

           The information set forth in the sections of the Offer to Purchase titled "Purpose of the Offer; Certain Effects of the Offer," "Certain Information Concerning Rare Medium," "Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" and "Certain Legal Matters; Regulatory Approvals" is incorporated herein by reference

ITEM 12.    Exhibits.

      (a)(1)(A) Offer to Purchase dated March 13, 2003.*
      (a)(1)(B) Form of Letter of Transmittal.*
      (a)(1)(C) Form Notice of Guaranteed Delivery.*
      (a)(1)(D) Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
      (a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*
      (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

      (a)(5)(A) Press Release issued by the Company on March 13, 2003.*
      (b)       Not applicable.
      (d)(1) The Company's Definitive Proxy Statement for the Annual Meeting of Stockholders held on August 19, 1999, filed with the SEC on July 12, 1999, is hereby incorporated herein by reference
                (SEC File No. 0-13865).
      (d)(2) Amended and Restated Securities Purchase Agreement, dated as of June 4, 1999, among Rare Medium Group, Inc., Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P.
                and AIF/RRRR LLC, which was filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on
                June 21, 1999, is hereby incorporated herein by reference.
      (d)(3) Restated Certificate of Incorporation of Rare Medium Group, Inc., which was filed as Exhibit 3.1.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, is hereby incorporated herein by reference.
      (d)(4) Certificate of Amendment to the Restated Certificate of Incorporation of Rare Medium Group, Inc., which was filed as
                Exhibit 3.1.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, is hereby incorporated herein by reference.
      (d)(5) Form of Series 1-A Warrant which was filed as Appendix C to the Company's Definitive Proxy Statement for the Annual
                Meeting of Stockholders held on August 19, 1999, filed with the SEC on July 12, 1999, is hereby incorporated herein by reference.
      (d)(6) Form of Series 2-A Warrant which was filed as Appendix D to the Company's Definitive Proxy Statement for the Annual
                Meeting of Stockholders held on August 19, 1999, filed with the SEC on July 12, 1999, is hereby incorporated herein by reference.
      (d)(7)    The Company's Solicitation/Recommendation Statement on
                Schedule 14D-9 which was filed with the SEC on April 9, 2002, is hereby incorporated herein by reference (SEC File No. 0-13865).
      (d)(8) Investment Agreement among Rare Medium and the signatories thereto, dated as of April 2, 2002 which was filed as Exhibit
                99.2 to the Company's Current Report on Form 8-K, filed with the SEC on April 4, 2002, is hereby incorporated herein by reference.
      (d)(9) Stipulation of Settlement in the matter of In Re Rare Medium Group, Inc. Shareholders Litigation, Consolidated C.A. No. 18879 NC which was filed as Exhibit 99.3 to the Company's Current Report on Form 8-K, filed with the SEC on April 4, 2002, is hereby incorporated herein by reference.
      (g)       Not applicable.
      (h)       Not applicable.

      _________________

      *  Filed herewith.

                                  SIGNATURES

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            RARE MEDIUM GROUP, INC.


                            By: /s/ Robert C. Lewis
                                --------------------------------
                            Name:   Robert C. Lewis
                            Title:  Senior Vice President,
                                    General Counsel and Secretary

Date:  March 13, 2003

                               INDEX TO EXHIBITS


    Exhibit
    Number       Document

    (a)(1)(A) Offer to Purchase dated March 13, 2003.*

    (a)(1)(B) Form of Letter of Transmittal.*

    (a)(1)(C) Form of Notice of Guaranteed Delivery.*

    (a)(1)(D) Form of Letter to Brokers, Dealers, Banks, Trust Companies and
                Other Nominees.*

    (a)(1)(E) Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

    (a)(1)(F) Guidelines for Certification of Taxpayer
              Identification Number on Substitute Form
              W-9.*

    (a)(5)(A) Press Release issued by the Company on March 13, 2003.*

    (b)       Not applicable.

    (d)(1) The Company's Definitive Proxy Statement for the Annual Meeting of Stockholders held on August 19, 1999, filed with the SEC on July 12, 1999, is hereby incorporated herein by reference (SEC File No. 0-13865).

    (d)(2) Amended and Restated Securities Purchase Agreement, dated as of June 4, 1999, among Rare Medium Group, Inc., Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P. and AIF/RRRR LLC, which was filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 21, 1999, is hereby incorporated herein by reference.

    (d)(3) Restated Certificate of Incorporation of Rare Medium Group, Inc., which was filed as Exhibit 3.1.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, is hereby incorporated herein by reference.

    (d)(4) Certificate of Amendment to the Restated Certificate of Incorporation of Rare Medium Group, Inc., which was filed as
              Exhibit 3.1.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002, is hereby incorporated herein by reference.

    (d)(5) Form of Series 1-A Warrant which was filed as Appendix C to the Company's Definitive Proxy Statement for the Annual Meeting of Stockholders held on August 19, 1999, filed with the SEC on July 12, 1999, is hereby incorporated herein by reference.

    (d)(6) Form of Series 2-A Warrant which was filed as Appendix D to the Company's Definitive Proxy Statement for the Annual Meeting of Stockholders held on August 19, 1999, filed with the SEC on July 12, 1999, is hereby incorporated herein by reference.

    (d)(7) The Company's Solicitation/Recommendation Statement on Schedule 14D-9 which was filed with the SEC on April 9, 2002, is hereby incorporated herein by reference (SEC File No. 0-13865).

    (d)(8) Investment Agreement among Rare Medium and the signatories thereto, dated as of April 2, 2002 which was filed as Exhibit
              99.2 to the Company's Current Report on Form 8-K, filed with the SEC on April 4, 2002, is hereby incorporated herein by reference.

    (d)(9) Stipulation of Settlement in the matter of In Re Rare Medium Group, Inc. Shareholders Litigation, Consolidated C.A. No. 18879 NC which was filed as Exhibit 99.3 to the Company's Current Report on Form 8-K, filed with the SEC on April 4, 2002, is hereby incorporated herein by reference.

    (g)       Not applicable.

    (h)       Not applicable.

      _________________

      *  Filed herewith.



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